CHW Acquisition Corporation

2 Manhattanville Road, Suite 403

Purchase, NY 10022

August 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	CHW Acquisition Corporation
Registration Statement on Form S-1, as amended
Filed March 18, 2021
File No. 333-254422

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CHW Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on Monday, August 30, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Jonah Raskas
Jonah Raskas
Co-Chief Executive Officer

cc:	Reed Smith LLP Proskauer Rose LLP